August 16, 2007

VIA ELECTRONIC TRANSMISSION

Ms. Kathleen Collins

Accounting Branch Chief

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	EMC Corporation

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed February 27, 2007

File no. 1-09853

Dear Ms. Collins:

In connection with your letter dated August 2, 2007 to Joseph M. Tucci, Chairman, President and Chief Executive Officer of EMC Corporation (“EMC” or the “Company”), we are providing the following responses to the comments made by staff members (the “Staff”) of the Securities and Exchange Commission (the “Commission”). To assist you in your review, we have included the heading and comments from that letter in italics below followed by the Company’s responses in regular typeface.

Form 10-K for the fiscal year ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Introduction, page 41

1.

We note your response to prior comment 1 where you indicate that the Company’s overall goal is profitable growth. Your disclosures in the Company’s Form 10-K further indicate that the Company has been primarily focused on growing revenues by “enhancing and expanding our portfolio of offerings to satisfy our customers’ information infrastructure requirements.” We further note from your business discussion that the Company introduced several new products throughout the year. Considering these new product offerings are essential to the Company achieving their overall goals, it would seem that an enhanced discussion of those new product offerings that contributed significantly to revenues during the year would be beneficial to investors and would serve to provide context for the remainder of your MD&A, particularly in your results of operations discussions where, throughout, you attribute the increase in revenues to greater demand due to a broadened product portfolio. Further, you should consider enhancing your Introduction paragraph to include a discussion with regards to Management’s intention to continue this trend of future product offerings and increased R&D expenditures assuming you anticipate such projects will have a material impact on the Company’s future results of operations. Please revise your disclosures beginning in your next Form 10-Q filing or tell us why you believe such revisions are not necessary.

Response: We refer the Staff to the Introduction section of MD&A of our Form 10-Q for the quarter ended June 30, 2007. We have expanded our disclosures to specifically address your comments, including discussing the impact that new and enhanced product offerings introduced during the last twelve months have had on current period revenues. Additionally, in the Introduction section we have expanded our disclosure to address the expected spending levels for R&D for the remainder of 2007.

Results of Operations, page 19

2.	We note your response to our prior comment 3 where you indicate that the Company believes you have quantified the sources that contributed to material changes as for example; you provided a breakdown of revenue between systems, software license and service revenue. While we note your discussion of the revenue by segments and the further discussion between systems, software and services, the Staff continues to believe that your disclosures could be further enhanced to explain the reasons for the changes and quantify such changes, where applicable. For example, we note that information storage systems revenues increased “due to greater demand for these products attributable to wider acceptance of information lifecycle management-based solutions, a broadened product portfolio, increased demand for IT infrastructure and new and enhanced distribution channels.” Did any of these factors play a more significant role in your revenue growth? If so, quantify the percentage of revenue growth attributable to such factor? Also, which new product offerings were the chief drivers behind this revenue growth? How many new distribution channel partners were added during the year? As another example, we note your disclosures on page 23 where you indicate that in addition to incremental stock-based compensation expense, R&D expenses increased in 2006 compared to 2005 due to increased investments to support new product development and incremental R&D efforts resulting from the acquisitions of RSA in 2006 and Smarts and Captiva in 2005. How much of the increase is attributable to these efforts? Please revise your disclosures in future filings to better explain and quantify the various factors contributing to the changes in your operations. In this regard, we refer you to the revised disclosures included in VMware’s Form S-1/A filed on June 11, 2007 as example.

Response: We refer the Staff to our Form 10-Q for the quarter ended June 30, 2007. Where practicable, we have expanded our disclosures to quantify the reasons for material changes and provided quantification of the items disclosed. We supplementally advise the Staff that while we have identified several factors that have contributed to the increase in revenues, they are very much inter-related and it is not possible to quantify each or identify which was the most significant. We believe we have met the objective of the disclosures the Staff has recommended.

Consolidated Income Statements, page 41

3.	We note from your disclosures in Note A as well as in your response to prior comments 4 – 6 that the Company has certain multiple element arrangements for which you do not have VSOE or VOE for all undelivered elements. Tell us how revenues from these transactions are reflected in your income statement (i.e. product or services). Where there is a lack of VSOE of fair value among the arrangement elements, SOP 97-2 prohibits separation of the total arrangement fee for recognition purposes. Absent a compelling argument under GAAP and Rule 5-03(b)(1) of Regulation S-X that supports allocating the arrangement fee in the income statement you should amend your presentation to include separate revenue, and related cost of revenue, line items for bundled arrangements that are not separable because of the absence of VSOE or VOE for the undelivered elements. You should also include a footnote description to inform investors of the nature of the additional line item. Please also describe to us other possible allocation methodologies for income statement presentation purposes that you considered but rejected.

Response: The only recurring type of transaction for which the Company does not have VSOE or VOE for the undelivered element in a transaction is for a portion of our RSA revenue stream. For this revenue stream, the Company has allocated the revenue between software license and maintenance. The amounts recognized in total for “unseparable” multi-element arrangements were $0.2 million, $1.2 million, $1.4 million and $2.1 million for the quarters ended September 30, 2006, December 31, 2006, March 31, 2007 and June 30, 2007 related to this particular RSA revenue stream. The Company acknowledges the Staff’s comments with regard to GAAP and S-X but respectfully submits that the amounts are immaterial to our consolidated financial results and thus do not warrant presentation as a separate line item. The Company will continue to monitor such transactions and at a point in which the amounts become more significant, we will separately disclose the revenues and cost of sales recognized for these transactions.

Note A: Summary of Significant Accounting Policies

Revenue Recognition, page 45

4.	We note your response to our prior comment 5 where you indicate that the Company determines VSOE of fair value for its maintenance contracts using either “substantive” renewal rates stated within your contracts or actual renewals of contracts, provided they are “within a narrow range.” Please explain further what you mean by the terms “substantive” renewal rates and “narrow range.” In addition, for those contracts that include stated renewal rates, tell us what percentage of the contracts actually renew at such rates. We further note that in your Information Storage segment, the Company establishes VSOE based on the “average rate of maintenance as a percentage of the price of the software license.” This method appears to differ from the method used in your other segments (i.e. based on actual renewals within a narrow range). Does the range of rates vary significantly from customer to customer in this segment? Please tell us what range of rates you offer for maintenance in your Information Segment and explain why your method for establishing VSOE differs in this segment.

Response: We consider renewal rates to be substantive if they are representative of PCS rates that we would charge on a standalone basis and are for term similar to those that are contracted for on a standalone basis.

With regard to the range of rates, our standalone renewal rates have fallen within the following parameters:

•	Within our Content Management and Archiving segment, 80% of the contracts fall within a range of plus or minus 15% of our VSOE rate.

•	Within our Security segment, 89% of the contracts were at the same rate or within a 5% variance, depending upon the number of seats licensed by the customer.

•	Within our VMware segment, depending upon the type of maintenance contract renewed, either 80% or 90% of the contracts fall within a range of plus or minus 15% of our VSOE rate.

With regard to customers who actually renew at the rate stipulated in the contract, they are as follows:

•	Within our Content Management and Archiving segment, in excess of 95% have renewed at the contracted rate.

•	Within our Security segment, in excess of 95% have renewed at the contract rate.

•	Within our VMware segment, over 90% of renewal contracts were renewed at rates substantially the same as the stated renewal rates, plus or minus 5%.

•	Within our Information Storage segment, in excess of 80% have renewed at the contracted rate.

With respect to the Staff’s comment on the methodology employed within our Information Storage segment, our list price for PCS as a percentage of the list price for the software license ranges from 15% to 18% depending upon the licensed software which is purchased. The methodology employed does differ from our other segments. The reason for this is that the methodology for our other segments was based upon the methodology employed by these entities prior to the acquisition of the businesses that comprise these entities. As mentioned in our previous response, this segment is made up of two product families: back-up software and storage-related software. For the back-up software greater than 80% of the renewals fall within a range of plus or minus 20% of our VSOE rate.

For our storage-software products, we bifurcate this into two groups: (1) storage-related software sold to a specific channel partner and (2) storage-related software sold to all other customers. For the first category, we use a substantive renewal rate for maintenance that is specified in the contract to establish VSOE. The channel partner consistently renews maintenance at the rates defined in the contract. For the latter category, we utilize the renewal rate that is specified in the contract, if one exists. If not, we base our VSOE for software maintenance on the sale of standalone maintenance contracts. We calculate VSOE using the average discount from our PCS price list for all renewals across all customers. While we experience a greater range of rates within the renewal population, the average rate of discount of the price charged for PCS has only ranged between 28% and 34% off list price on a quarterly basis over the last 3 years.

5.	We further note that VSOE for professional services is determined based on the rates realized for standalone professional services contracts or a “renewal rate specified” in a contract. Please explain the circumstances in which a contract would include a renewal rate for professional services. For VSOE based on standalone contracts please compare the services provided on a stand-alone basis to those services that are provided with your product sales and explain why you believe the rates charged constitute VSOE for professional services provided in multiple-element arrangements.

Response: It is a common practice that in a professional service engagement, we will contract on a time and materials basis and provide our customers the ability to engage us for additional work at hourly rates that we specify in our contracts. We may also contract on a fixed fee basis and provide our customers with hourly rates in case they wish to expand the scope of the services or extend the term of the services which is at the customer’s option. These “renewal” rates are consistent with our VSOE rates. With regard to the Staff’s second question, the services that are provided on a standalone basis are consistent with the types of services that are provided in a bundled arrangement. These include consulting, solutions plan and design and managed services (technical resources for day-to-day assistance in managing a customer’s information infrastructure). Accordingly, we believe these rates are appropriate to be utilized for our VSOE rates.

Note N: Stockholders’ Equity

Impact of Adopting SFAS 123R, page 80

6.	We note your response to prior comment 9 where you indicate that the Company followed the Resource Group’s guidance in recording a cumulative effect adjustment to recognize compensation costs previously recorded in the Company’s pro forma equity compensation disclosures that would have been capitalized in the balance sheet as of January 1, 2006. While we note your adjustment includes an increases to inventory, software development costs and accrued warranty expenses, at its July 1, 2005 meeting, the Resource Group concluded that upon adoption under the modified prospective method, the balance sheet should be adjusted with a corresponding adjustment to additional paid in capital for the impact of the pro forma assets. Tell us how you considered revising your presentation accordingly.

Response: We refer the Staff to our Form 10-Q for the quarter ended June 30, 2007. We have revised our 2006 financial statements to present the adjustments on the initial adoption of FAS No. 123R pertaining to the capitalization of amounts previously included in our pro forma balance sheet adjustments to be treated as a component of additional paid-in capital as opposed to a cumulative effect of a change in accounting principle impacting the income statement. We refer the Staff to footnote 1, “Basis of Presentation-General” where we disclose the change that was made to the 2006 financial statements.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions on the above, please do not hesitate to contact me at (508) 293-6541.

Sincerely,

/s/ Mark A. Link

Mark A. Link

Senior Vice President and

Chief Accounting Officer